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                                                                       L&W DRAFT
                                                                 EXHIBIT (a)(15)

FOR IMMEDIATE RELEASE:


                 GRR MERGER CORP. ANNOUNCES FURTHER EXTENSION OF
                 TENDER OFFER FOR GROUND ROUND RESTAURANTS, INC.

            Boston, Mass., October 10, 1997 -- GRR Merger Corp. announced that its tender offer for all outstanding shares of common stock of Ground Round Restaurants, Inc. (Nasdaq NMS: GRXR) has been extended and will now expire at 6:00 p.m., New York City time, on Tuesday, October 14, 1997, unless further extended.
            According to the preliminary report of the depositary for the offer, 8,687,599 shares, which, together with the 554,900 shares owned by GRR Merger Corp.'s parent, constitute approximately 83% of the outstanding shares, were tendered prior to 6:00 p.m., New York City time, on October 9, 1997, the previous expiration date of the tender offer. Of the shares tendered, approximately 25,405 shares were tendered by guaranteed delivery.

            GRR Merger Corp. is seeking to enter into satisfactory arrangements with the applicable authorities in Massachusetts to allow liquor licenses held by Ground Round, the transfer of which is subject to approvals by such authorities, to continue in full force and effect following consummation of the offer and the merger pending receipt of such approvals, and is awaiting action by the Massachusetts legislature with respect to pending legislation to resolve issues existing under the Massachusetts tied-house statute. Yesterday, GRR Merger Corp. announced that legislation to resolve issues existing under the Massachusetts tied-house statute had been unanimously approved by the Joint Committee of Government Regulations and unanimously approved by the Senate and was awaiting action by the House of Representatives.
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GRR Merger Corp. announced that it has been advised that a vote in the House of
Representatives, originally anticipated yesterday, is now anticipated to occur at the next scheduled session of the House on Tuesday, October 14, 1997.